Exhibit 10.15

Summary of Sales Agency Agreement

[unofficial translation]

Parties:

Changda Fertilizer

China Post (Shandong), Dezhou Branch

Date: December 25, 2008

Material Terms:

On December 25, 2008, Changda Fertilizer entered into a sales agency agreement with China Post (Shandong), Dezhou Branch, or China Post- Dezhou Branch. Pursuant to this agreement, Changda Fertilizer authorized China Post-Dezhou Branch to be the sales agent for its "FENGTAI WOSIDA" series of fertilizers in the Dezhou region. Each order made by China Post-Dezhou Branch shall be within of 20,000 tons, with the actual quality allowed to fluctuate up or down by 5%. China Post-Dezhou Branch sells the products in the market at a price decided by Changda Fertilizer. Changda Fertilizer may terminate the agreement in the event that China Post-Dezhou Branch fails to sell 70% of target sales for two consecutive quarters. The authorization is valid from January 1, 2009 through December 31, 2009. On December 21, 2009, the sales agency agreement was renewed through December 31, 2010.

代理销售协议书

甲方：潍坊昌大肥料有限公司

乙方：山东中邮物流有限公司德州分公司

经甲、乙双方协商，本着互惠互利、共同发展的原则，就丰泰沃思达牌复合肥代理销售事宜达成协议如下：

一、销售区域

甲方授权乙方在德州区域为指定代理销售商。

乙方绝对不能跨区域销售，如出现串货现象，因此而造成的损失由乙方全部承担。

二、授权期限

2010 年 1 月 1 日至 2010 年 12 月 31 日。

三、销售品种及数量

1、订单品种：甲方生产的复合肥所有品种；

2、订单数量：20000 吨，订单数量允许上下浮动 5%。

四、质量标准

1、甲方复合肥质量应符合 GB15063-2001 标准，甲方有义务提供相关有法律效力的证明文件；

2、如出现严重质量问题，乙方可以将商品退给甲方或更换同等金额的其他肥料，造成的经济损失由甲方承担；

3、甲方在接到乙方质量异议书面通知后，必须在十日内予以处理，否则视为默认乙方提出的异议。

五、甲方的权利和义务

1、甲方所提供产品"丰泰沃思达"牌复合肥的质量和包装符合国家法律法规的规定，不得以假充真，以次充好。

甲方保证对其"丰泰沃思达"牌复合肥产品享有完全的所有权和知识产权，

如果甲方的"丰泰沃思达"牌复合肥产品涉嫌侵权，则甲方应当承担全部的经济、法律责任并赔偿由此给乙方造成的全部损失。

2、甲方严格履行本合同及其附件并承担相应责任，在保证"丰泰沃思达"牌复合肥质量的同时及时足量供应，但不可抗力的意外事故除外。

3、甲方提供"丰泰沃思达"牌复合肥合法的有效文件及相关产品资料，其中包括中华人民共和国相关部门颁发的生产许可证、农肥登记证等所需文件。

4、为更好地开展业务，甲方应向乙方无偿提供产品的宣传页等营销辅助材料，并协助乙方搞好肥料的销售工作，具体宣传方案另行制定。

5、甲方承担国家职能部门对产品不定期抽检所需费用。

6、乙方因销售不利，连续两个季度完不成季度销售目标的 70%，甲方有权在上述地区重新选定代理商，同时合同因此而终止。

六、乙方的权利和义务

1、乙方负责运作区域经销商的确定、销售网络开发、建设和管理、货款的结算和回收。

2、乙方组织宣传甲方产品，代理甲方拓展业务，帮助甲方扩大产品的市场占有率。

3、乙方指定专人负责甲方产品技术咨询和农化服务工作。

4、乙方必须提前 1-2 个月向甲方如实提报肥料销售计划，如品种及数量，否则，因此而出现的断货和造成甲方库存的积压损失由乙方承担。

5、乙方必须按双方协商确定的零售价格销售，不经甲方同意不得随意调整。

七、销售方式及销售价格

1、销售方式：实行区域代理制。

2、销售价格：甲方以出厂价格供应乙方，乙方按照甲方规定的市场价格进行销售。

3、价格变动：如遇原料价格大幅涨跌，涨跌幅度 5%以上时，出厂价格随之调整，在调整时甲方提前三天以电话或书面的形式通知乙方。

八、包装及运输

1、包装： 50kg 塑料编织袋；

2、运输：乙方自提，考虑到乙方各分公司比较多，运费统一规定每吨 90 元，由甲方承担。

3、乙方查验数量和包装，无异议签收；如发现数量不符或包装破损应在清单上注明，并及时电话或传真通知甲方，由甲方在接到通知一周内将货补齐。

九、损耗标准及计算方法

乙方负责运输，在运输过程中的湿润、破损、短件由乙方承担。

十、结算方式

现款提货；

不能现款提货时，货款必须在 60 天内结清。

十一、其他

1、本协议在履行过程中出现争议，甲乙双方协商解决，双方协商不能解决的，由人民法院仲裁；

2、本协议一式两份，甲乙双方各执一份；

3、本协议双方签字盖章后生效。

甲方：潍坊昌大肥料有限公司　　乙方：山东中邮物流有限责任公司德州分公司

代表：　　　　代表：

日期：2009 年 12 月 21 日　　　日期：2009 年 12 月 21 日